UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2023

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated March 2, 2023

Item 1

RELEVANT INFORMATION

Bogotá, March 02, 2023. Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) informs that the Board of Directors decided to summon an Extraordinary General Meeting of Shareholders in order to consider and decide on the conflicts of interest disclosed by some of the administrators of Grupo Aval in compliance with numeral 7 of article 23 of Law 222 of 1995, related to the offer to acquire the 4.11% of the shares that Banco de Bogotá holds on BAC Holding International Corp (“BHI”) which was presented by Endor Capital Assets S.R.L, a company that shares the same beneficial owner as Banco de Bogotá.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel